UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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Specialized Disclosure Report
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Toast, Inc.
(Exact name of registrant as specified in its charter)
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Delaware (State or other jurisdiction of Incorporation)		001-40819 (Commission File Number)

333 Summer Street Boston, Massachusetts		02210
(Address of principal executive offices)		(Zip code)
	Brian R. Elworthy
	General Counsel and Corporate Secretary
(617) 297-1005
(Name and telephone number, including area code, of the person to contact in connection with this report.)

	N/A
(Former name or former address, if changed since last report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Introduction
This Specialized Disclosure Report ("Form SD") of Toast, Inc. (together with our subsidiaries, “we,” “us,” “our,” “Toast,” or the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, and in accordance with the Instructions to Form SD for the year ended December 31, 2025.
In 2025, Toast contracted to manufacture certain products in which conflict minerals are necessary to the functionality and production of such products. In accordance with Section 1502, we have performed a reasonable country of origin inquiry (“RCOI”) and undertaken due diligence efforts on minerals used in our supply chain in 2025 to determine if any of the conflict minerals were sourced from the Covered Countries or were from recycled or scrap sources. Accordingly, we are filing this Form SD for the reporting period January 1, 2025 to December 31, 2025.
Company Overview
Toast is a cloud-based, all-in-one digital technology platform purpose-built for the entire restaurant community. We provide a comprehensive platform of software-as-a-service products and financial technology solutions, including integrated payment processing, restaurant-grade hardware, and a broad ecosystem of third-party partners. We serve as the restaurant operating system, connecting front of house and back of house operations across service models including dine-in, takeout, delivery, catering, and retail.
Product Overview
This Form SD relates to our products: 1) for which Conflict Minerals are necessary to the functionality or production of that product; 2) that were contracted to be manufactured for the Company; and 3) for which the manufacture was completed during calendar year 2025. These products include our point-of-sale (“POS”) terminals, printers, kitchen display systems, card readers, docking stations, mobile POS terminals, outdoor displays, media players, and various power adapters (collectively, the "Covered Products"). We do not directly manufacture any of these Covered Products and instead rely on contract manufacturers. Accordingly, the Company is completely removed from the sourcing and mining of Conflict Minerals. Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals that are used to make the Covered Products’ component parts. Therefore, we must rely on our contract manufacturers and suppliers to provide information regarding the origin of the Conflict Minerals in the Covered Products.
For additional information related to our products and offerings, refer to our Annual Report on Form 10-K for the year ended December 31, 2025 as filed with the Securities and Exchange Commission.
Reasonable Country of Origin Inquiry
Following our initial determination that certain of our hardware products contain components that contain metallic forms of 3TG minerals, we conducted a RCOI to determine whether such 3TG minerals may have originated in the Covered Countries. Measures we undertook included conducting a supply-chain survey with direct suppliers of components containing 3TG using the Conflict Minerals Reporting Template ("CMRT"), a standardized reporting template developed by the Responsible Minerals Initiative. The CMRT is designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized.
We received responses to the CMRT from the thirteen suppliers that represented 100% of our contract manufacturers during the applicable reporting period. We reviewed the responses received for completeness and consistency, and requested corrections and clarifications from specific suppliers when needed. Some of our suppliers provided "company-level" CMRT responses that include 3TG information for all supplier products sold during the reporting year, even though we purchased only a limited subset of such supplier products. The suppliers’ CMRT responses identified lists of smelters or refiners, in addition to their countries of origin, that may have supplied 3TG minerals utilized in the Covered Products during the applicable period. The CMRT responses indicated that certain of the 3TG minerals used in the Company’s Covered Products may have originated in the Covered Countries and may not have been exclusively sourced from scrap or recycled sources.

While we believe we have reasonably designed the RCOI process and performed the RCOI in good faith, there are inherent limitations in the information provided by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information. Furthermore, we reviewed the data on smelters contained on the website Responsible Minerals Initiative as part of our RCOI.
Conflict Minerals Disclosure
Based on the results of RCOI and due diligence efforts, we determined that, with respect to necessary 3TG in the Covered Products, the 3TG minerals may have originated from the Covered Countries, and may not have been exclusively sourced from scrap or recycled sources therefore do not have sufficient information to conclude that any of our Covered Products are “DRC Conflict Free”, and therefore exercised due diligence on the source and chain of custody of the necessary 3TG.
A copy of this Form SD is publicly available on the Company’s website at http://investors.toasttab.com. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02 Exhibits
Not applicable.

Section 2 - Resource Extraction Issuer Disclosure
Not applicable.
Section 3 - Exhibits
Item 3.01 Exhibits
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 19, 2026	TOAST, INC.

	By:	/s/ Brian R. Elworthy
	Name:	Brian R. Elworthy
	Title:	General Counsel and Corporate Secretary